RMS

18006873

SEC
Mail Processing
Section

MAR 0 1 2018

Washington DC
413

SEC

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navigant Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 North Riverside Plaza, Suite 2100
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lenart, CCO — (708) 624-1962
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Brian Lenart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navigant Capital Advisors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER A INGEVALDSON
Official Seal
Notary Public – State of Illinois
My Commission Expires Feb 28, 2021

[Signature]
Signature

CCO
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAVIGANT CAPITAL ADVISORS, LLC

Financial Statements and Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
Navigant Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Navigant Capital Advisors, LLC as of December 31, 2017 and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Navigant Capital Advisors, LLC as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Navigant Capital Advisors, LLC's management. Our responsibility is to express an opinion on Navigant Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Navigant Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental schedules I, II and III information has been subjected to audit procedures performed in conjunction with the audit of Navigant Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Navigant Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Navigant Capital Advisors, LLC's auditor since January 15, 2018.
Chicago, Illinois
February 27, 2018

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	525,459
Accounts receivable, net		67,585
Prepaids, deposits and other assets		1,926
Receivable from the parent company		126,950
Total assets	$	721,920

Liabilities and Member's Equity

Accrued expenses	$	3,000
Unearned revenue		179,653
Total liabilities	$	182,653
Member's equity		539,267
Total liabilities and member's equity	$	721,920

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Operations

Year ended December 31, 2017

Revenues:		
Revenues before reimbursments	$	136,762
Reimbursable revenue		28,458
Success fee revenue		697,601
Total revenues		862,821
Expenses:		
Cost of services before reimbursable expenses		288,211
Reimbursable expenses		28,458
Rent expense		38,917
Professional fees and other expenses		234,875
Total expenses		590,461
Net income	$	272,360

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2017

		Total
Balance at December 31, 2016	$	266,907
Net income		272,360
Balance at December 31, 2017	$	539,267

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	272,360
Adjustments to reconcile net income to net cash used in operating activities:		
Provision for bad debts		3,987
Changes in assets and liabilities:		
Accounts receivable		(66,127)
Prepaids, deposits and other assets		17,934
Receivable from/ Payable to parent company		(513,508)
Unearned revenue		70,473
Accrued liabilities		3,000
Net cash used in operating activities		(211,881)
Net (decrease) in cash		(211,881)
Cash at beginning of year		737,340
Cash at end of year	$	525,459

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Notes to Financial Statements

December 31, 2017

(1) Organization

Navigant Capital Advisors, LLC (the Company) is a wholly owned subsidiary of Navigant Consulting, Inc. (the Parent). The Company was organized as a limited liability company. The Company is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory services in connection with mergers, acquisitions and divestitures and placement agent services in connection with the private placement of securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(b) Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting.

(c) Revenue Recognition

The Company is generally compensated for its services in the form of success fees which are based on a percentage of the total consideration paid or received by the customer in connection with the transaction(s) for which the Company has been engaged as financial advisor. These revenues are contingent on a specific event (e.g., the consummation of the transaction), and are recognized when the contingencies are resolved.

In addition, the Company recognizes revenue as the related professional services are provided. The Company may provide multiple services under the terms of an arrangement. There are also client engagements where the Company is paid a fixed amount for its services, including nonrefundable retainers. The recognition of these fixed revenue amounts requires the Company to make an estimate of the total amount of work to be performed and revenue is then recognized as efforts are expended based on (i) objectively determinable output measures (reports or other deliverables), (ii) input measures (time or cost projections) if output measures are not reliable, or (iii) the straight-line method over the term of the arrangement (defined engagement period). If input and output measures are not reliable, and if the term of the arrangement is not reasonably estimable, revenue is recorded at the completion of services rendered.

To the extent payments (including retainers) are received in advance of services being provided and revenue being recognized, the excess of payments received over revenue recognized is recorded as unearned revenue. The $179,653 of unearned revenue reported in the Statement of Financial Condition represent retainers received on engagements that do not have reliable input or output measures or defined term, and therefore, have no revenue recorded in the current period.

(d) Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state, and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. There are no uncertain tax positions to be accounted for in accordance with Financial Accounting Standards Board guidance on income taxes as of December 31, 2017.

(3) Related-Party Transactions

The Company has a service agreement (the Agreement) with the Parent. Under the terms of the Agreement, the Parent provides the Company with consulting personnel; office space; office-related equipment; administrative support such as technical, accounting, and bookkeeping; and such other services as the parties may agree to from time to time. Some of the personnel are registered with FINRA as representatives and principals of the Company to the extent required under FINRA rules. During 2017, $353,073 of expenses were allocated pursuant to the Agreement and included consulting services at cost plus fringe benefits ($288,211), facilities ($38,917), and operating expenses ($25,945). Expenses directly attributable to the Company are paid by the Parent and charged to the Company. During 2016, directly attributable expenses were $237,388 and included reimbursable expenses, audit fees, and compliance service costs.

In addition, the Company has a policy that assigns to the Parent revenues for services that do not culminate in a securities transaction. Cash receipts for these services by the Company result in the Company owing the Parent for amounts received.

Due to the operating losses incurred in recent years, the Parent Company has agreed to provide continuing financial support to fund the Company's operations until at least March 1, 2019.

NAVIGANT CAPITAL ADVISORS, LLC

Notes to Financial Statements

December 31, 2017

(4) Net Capital Requirements under SEC Rule 15c3-1

The Company is subject to Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers*, under the Securities Exchange Act of 1934 (the Rule). The Rule requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $342,806, which exceeded the required net capital by $330,629 and its ratio of aggregate indebtedness to net capital was 0.55 to 1.

(5) SEC Rule 15c3-3

The Company is exempt under SEC Rule 15c3-3 as its business activities are limited to financial advisory and private placement services and the Company does not handle cash or securities on behalf of customers.

(6) Concentrations

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

(7) Subsequent Events

The Company has determined that there were no events or transactions occurring subsequent to December 31, 2017 that would have a material impact on the Company's results of operations or financial condition.

(8) New Accounting Pronoucements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management is currently evaluating the impact of the adoption of Topic 606 will have on the Company's financial statements.

Schedule I

NAVIGANT CAPITAL ADVISORS, LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2017

Computation of net capital:		
Total member's equity	$	539,267
Deduct:		
Nonallowable assets:		
Accounts receivable, net		67,585
Prepaids, deposits and other assets		1,926
Due from Parent		126,950
Total nonallowable assets		196,461
Net capital		342,806
Minimum net capital requirement		12,177
Net capital in excess of requirement	$	330,629
Ratio of aggregate indebtedness to net capital		0.55
Aggregate indebtedness	$	182,653

There were no material differences between the computation of net capital presented above and the computation of net capital presented in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2017.

See accompanying report of independent registered public accounting firm regarding supplemental information.

NAVIGANT CAPITAL ADVISORS, LLC

Schedule II

Computation for Determination of Reserve Requirements and PAB Account Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt under Rule 15c3-3 of the Securities and Exchange Commission as its business activities are limited to financial advisory and private placement services and the Company does not handle cash or securities on behalf of customers.

Schedule III

Information relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt under Rule 15c3-3 of the Securities and Exchange Commission as its business activities are limited to financial advisory and private placement services and the Company does not handle cash or securities on behalf of customers.

See accompanying report of independent registered public accounting firm regarding supplemental information.

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
Navigant Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Navigant Capital Advisors, LLC (the "Company") indicated that it is designated by its Membership Agreement with the Financial Industry Regulatory Authority to operate under 17 C.F.R. §240.15c3-3(k)(2)(i) and is in compliance with SEC Rule 15c3-3 as the Company does not handle cash or securities on behalf of its customers (the "exemptive provisions"); and (2) Navigant Capital Advisors, LLC stated that the Company did not handle cash or securities throughout the most recent fiscal year without exception. Navigant Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Navigant Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. §240.15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 27, 2018

Navigant Capital Advisors

Rule 15c3-3 Exemption Report

For the Year Ended December 31, 2017

Navigant Capital Advisors (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief, the Company states the following:

(1) The Company is designated by its Membership Agreement with the Financial Industry Regulatory Authority to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

(2) Therefore, the Company has been in compliance with SEC Rule 15c3-3 throughout the year ended December 31, 2017, without exception.

____

Executed by the person who made the oath or affirmation under SEC Rule 17a-5(e)(2)